

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Natasha Fernandes
Chief Financial Officer
IMAX CORP
902 Broadway, Floor 20
New York, NY 10010

Re: IMAX CORP
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-35066

Dear Natasha Fernandes:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services